UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAY 28, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NOVOGEN LIMITED

File No. 000-29962 - CF# 23388

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Novogen Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F/A filed on March 20, 2009, as amended on May 5, 2009.

Based on representations by Novogen Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.10	through May 1, 2017
Exhibit 4.11	through May 1, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Special Counsel